As filed with the Securities and Exchange Commission on July 22, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-2

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

TIME AMERICA, INC.

(Exact name of registrant as specified in its charter)

Nevada	13-3465289
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

8840 East Chaparral Road, Suite 100, Scottsdale, Arizona 85250

(480) 296-0400

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Copies to:
Thomas S. Bednarik	Gregory R. Hall, Esq.
Time America, Inc.	Squire, Sanders & Dempsey L.L.P.
8840 East Chaparral Road, Suite 100	Two Renaissance Square
Scottsdale, Arizona 85250	40 North Central Avenue, Suite 2700
(480) 296-0400	Phoenix, Arizona 85004-4498
(602) 528-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $.005 par value per share, issuable upon conversion of secured convertible note	2,500,000	(1)	$0.55	(5)	$1,375,000	$161.84
Common Stock, $.005 par value per share, issuable upon conversion of warrant	210,000	(2)	$0.78	(6)	$163,800	$19.28
Common Stock, $.005 par value per share, issuable as compensation for fees	140,625	(3)	$0.55	(5)	$77,344	$9.10
Common Stock, $.005 par value per share, issuable upon conversion of warrant	136,364	(4)	$1.10	(6)	$150,000	$17.66
Common Stock, $.005 par value per share, issuable upon conversion of warrant	173,077	(4)	$0.65	(6)	$112,500	$13.24
TOTAL:	3,160,066				$1,878,644	$221.12

(1)                                  Represents the estimated maximum number of shares of common stock to which one of the selling shareholders, Laurus Master Funds, Ltd. (“Laurus”), may be entitled upon conversion of the $1,000,000 secured convertible minimum borrowing note issued by us to Laurus on June 23, 2005.  The initial conversion price of the convertible note is $0.65 per share, but is subject to adjustment to the extent the price at which we issue shares of our common stock to a person other than Laurus is less than the then current conversion price of the convertible note.  Accordingly, the 2,500,000 shares being registered include 1,538,461 shares at the initial fixed conversion price, plus additional shares in the event of any price adjustments.  Pursuant to Rule 416 under the Securities Act, this registration statement also covers an indeterminate number of additional securities that may be issuable from time to time in connection with any stock split, stock dividend or similar transaction.

(2)                                  Represents shares of common stock issuable upon the conversion of a warrant granted to Laurus in connection with the issuance of the convertible note.

(3)                                  Represents the estimated maximum number of shares of common stock to which one of the selling shareholders, Oberon Securities, LLC (“Oberon”), may be entitled in connection with certain fees due by us to Oberon.

(4)                                  Represents shares of common stock issuable upon the conversion of warrants granted to Oberon.

(5)                                  Pursuant to Rule 457(c), and solely for purposes of calculating the registration fee, the proposed maximum offering price per share is calculated based upon the average of the high and low prices of the common stock on the OTC Bulletin Board as of July 15, 2005.

(6)                                  Pursuant to Rule 457(g), and solely for purposes of calculating the registration fee, the proposed maximum offering price per share is calculated based upon the highest price at which the warrants may be exercised.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION

INCORPORATION OF DOCUMENTS BY REFERENCE

FORWARD-LOOKING STATEMENTS

SUMMARY

RISK FACTORS

USE OF PROCEEDS

DESCRIPTION OF SECURITIES

PLAN OF DISTRIBUTION

SELLING SHAREHOLDERS

COMPANY OVERVIEW

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

SELECTED AND SUMMARY CONSOLIDATED FINANCIAL DATA

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

LEGAL MATTERS

EXPERTS

INFORMATION WITH RESPECT TO THE REGISTRANT

i

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED JULY 22, 2005

Prospectus

TIME AMERICA, INC.

3,160,066 Shares of

Common Stock

This prospectus relates to the resale of up to 3,160,066 shares of our common stock, of which up to 2,500,000 are issuable upon the conversion of a Secured Convertible Minimum Borrowing Note dated June 23, 2005, 519,441 shares are issuable upon the exercise of related warrants, and up to 140,625 shares are issuable in connection with certain related fees.  The 2,500,000 shares underlying the Secured Convertible Minimum Borrowing Note include 1,538,461 shares at the initial $0.65 fixed conversion price, plus additional shares in the event of any price adjustments.

We will not receive any of the proceeds from the shares of common stock sold by the selling shareholders, but if the warrants are exercised in whole or in part, we will receive payment for the exercise price.

Our common stock is traded on the NASDAQ Over-the-Counter Bulletin Board under the symbol TMAM.OB. On July 15, 2005, the closing sale price of our common stock was $0.55 per share.

The price you pay for shares of common stock sold by the selling shareholders named in this prospectus will be determined at the time of such sale, as set forth under the heading “Plan of Distribution.”

Investing in our common stock involves a high degree of risk. See Risk Factors on page 6

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is July   , 2005.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the U.S. Securities and Exchange Commission. You may read and copy any document that we file at the SEC’S public reference facilities at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for more information about its public reference facilities. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov.

Copies of publicly available documents that we have filed with the SEC can also be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of the prospectus, and you should review that information in order to understand the nature of any investment by you in the common stock. Information contained in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below and all of our filings under the Securities Exchange Act of 1934.

•                                          our Annual Report on Form 10-KSB for the fiscal year ended June 30, 2004;

•                                          our Quarterly Reports on Form 10-QSB for the periods ended September 30, 2004, December 31, 2004, and March 31, 2005;

•                                          our Current Report on Form 8-K filed with the SEC on June 29, 2005.

If you would like a copy of any of these documents, at no cost, please write or call us at:

Time America, Inc.

8840 East Chaparral Road, Suite 100

Scottsdale, Arizona 85250

Telephone: (480) 296-0400

You should only rely upon the information included in or incorporated by reference into this prospectus or in any prospectus supplement that is delivered to you. We have not authorized anyone to provide you with additional or different information. You should not assume that the information included in or incorporated by reference into this prospectus or any prospectus supplement is accurate as of any date later than the date on the front of the prospectus or prospectus supplement.

We have not authorized any person to provide you with information different from that contained or incorporated by reference in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus, including the summary, contains “forward-looking statements” concerning Time America, Inc. and its operations, performance, financial condition and likelihood of success.

You can identify these statements by use of terms such as “expect,” “believe,” “goal,” “plan,” “intend,” “estimate,” “may,” and “will” or similar words. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those described in the “Risk Factors” section and other parts of this prospectus that could cause our actual results to differ materially from those anticipated in these forward-looking statements.

These forward looking statements include statements regarding the belief or current expectation of management and are based on management’s current understanding of the markets and industries in which we operate. That understanding could change or could prove to be inconsistent with actual developments. Our actual results could differ materially from the results discussed in this prospectus, including those anticipated in or implied by any forward-looking statements. Factors that could cause or contribute to such differences include those previously described, as well as those discussed elsewhere in this prospectus.

SUMMARY

This summary highlights information contained in other parts of this prospectus. Because this is a summary, it may not contain all of the information you should consider before investing in our common stock. You should carefully read this entire prospectus, including the factors described under Risk Factors at page 6 of this prospectus. Throughout this prospectus, we refer to Time America, Inc. as Time America, we, our, ours, and us.

TIME AMERICA, INC.

Overview of Our Business

Time America, Inc. was organized in 1988 as a Nevada corporation under the name Richard Barrie Fragrances, Inc. Since our formation we have undergone a number of changes to our corporate name and to the nature of the business we conduct. We entered the time and attendance industry in 1999 when we acquired the outstanding capital stock of Vitrix Incorporated, a privately held Arizona corporation formed in 1996, which became our only operating subsidiary. In 2001, we acquired Time America, Inc. through the merger of that entity into our subsidiary Vitrix Incorporated. In 2003, we changed our name from Vitrix, Inc. to Time America, Inc. to capitalize on the then 13-year history and name recognition of Time America in the time and attendance industry.

We develop, manufacture and market a line of time and labor management software and hardware products which are designed to improve productivity by automating time and attendance, workforce scheduling and management of labor resources. Our product solutions are designed for use by a broad range of businesses, from small single location companies with only a few employees to enterprise level companies with multiple sites and thousands of employees.

Our products are internally developed, proprietary software applications that maintain and automate the process of collecting timesheet information, provide interfaces to popular payroll software solutions and enable users to generate a variety of reports that aid in the tracking and analyzing of how employees utilize their work time. Our product solutions use a variety of technologies, including products that are delivered through a 100% Web-based application service provider model, as well as client/server and
PC-based applications. Our current products include:

•                                          NETtime—is a 100% Web-based service deliverable to users through both a licensed and application service provider model.

•                                          HourTrack—is a powerful workforce management solution that combines client/server software with a wide range of data collection devices designed to automate the process of tracking, managing, auditing, and reporting employee time and attendance.

•                                          GENESIS SQL—is an enterprise level software that helps clients optimize productivity and more effectively manage their bottom line by automating not only time and attendance, but job costing, benefit administration, employee review processing, access control, bell ringing and data collection needs.

•                                          TA50 PRO—is a simple to use yet powerful time and attendance solution designed for companies with fewer than 200 employees. It enables users to automate their timekeeping and attendance tracking with built-in setup wizards and simplified daily operations.

•                                          TA50XL—is also a simple to use time and attendance solution that includes the software features of TA50 PRO and an XL data terminal and accessories in a cost-effective package.

•                                          TA100 PRO—is a time and attendance solution designed for companies with fewer than 500 employees. This product allows users to automatically calculate employee time and wages using the client’s specific payroll policies.

•                                          GENESIS PRO—is an enterprise level PC-based software application that has the same feature set as GENESIS SQL.

We market our products to companies in the U.S. and abroad through our direct sales and support organization and through Business Alliance and Reseller Program. Our direct sales and reseller sales efforts accounted for approximately 45% and 55%, respectively, of our total revenues for the nine-month period ended March 31, 2005.

Market Opportunity

We believe the market for time and labor management software and hardware products is large and growing. There are currently no definitive figures on the market size of the time and attendance market.

Growth Strategy

We have a long history of providing high quality time and labor management products to our targeted markets. Our goal is to maintain and strengthen our market position. We intend to pursue the following growth strategies to attain this goal:

•                                          Expand Direct Sales Organization. We have recently added a Vice-President of Direct Sales and plan to add additional direct sales personnel to bolster our direct sales efforts.

•                                          Leveraged Distribution. We plan to continue to sign strategic partners to enable us to do rapid and wide-scale private label distribution of our products.

•                                          Introduction of New Technologies. The Company will continue to introduce and expand into new technologies that will differentiate us from our competitors.

•                                          Expand through Mergers and Acquisitions. The Company plans to enter into mergers and acquisitions with target companies that provide complimentary products, markets or distributions channels to the Company.

Recent Developments

On June 23, 2005, we entered into agreements with Laurus Master Funds, Ltd, a Cayman Islands corporation, or “Laurus”, pursuant to which we issued convertible debt and a warrant to purchase common stock to Laurus in a private offering pursuant to exemption from registration under Section 4(2) of the Securities Act of 1933. The securities issued to Laurus include the following:

•                  A Secured Convertible Minimum Borrowing Note with a principal amount of $1,000,000, convertible into our common stock at an initial fixed conversion price of $0.65 per share;

•                  A Secured Revolving Note with a principal amount not to exceed $1,500,000; and

•                  A common stock purchase warrant, exercisable for a period of seven years, to purchase 210,000 shares of common stock, at exercise prices of $0.72 per share for the first 150,000 shares, $0.75 per share for the next 30,000 shares, and $0.78 per share for any additional shares.

We are permitted to borrow an amount based upon our eligible accounts receivable, as defined in the agreements with Laurus, not to exceed an aggregate of $1,500,000.  Our obligations under the notes are secured by all of the assets of Time America, Inc. and its wholly-owned subsidiary, Time America, Inc., an Arizona corporation, including but not limited to inventory and accounts receivable. The notes mature on June 23, 2008. Annual interest on the notes is equal to the “prime rate” published in The Wall Street Journal from time to time.  Interest on the notes is payable monthly in arrears on the first business day of each month, commencing on July 1, 2005.

The principal amount of the secured convertible minimum borrowing note, together with accrued interest thereon is payable on June 23, 2008. The secured convertible minimum borrowing note may be redeemed by us in cash by paying the holder 115% of the principal amount, plus accrued interest. The holder of the term note may require us to convert all or a portion of the term note, together with interest and fees thereon, into fully paid shares of our common stock at any time. The number of shares to be issued shall equal the total amount of debt to be converted, divided by the initial fixed conversion price of $0.65.

Upon an issuance of shares of common stock below the fixed conversion price, the fixed conversion price of the notes will be reduced accordingly. The conversion price of the secured convertible minimum borrowing notes may also be adjusted in certain circumstances such as if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution.

In the event of default, 125% of the outstanding principal amount of the note plus accrued but unpaid interest is due.  Laurus has contractually agreed to restrict its ability to convert the convertible minimum borrowing notes if it would exceed the difference between the number of shares of common stock beneficially owned by the holder or issuable upon exercise of the warrant and the option held by such holder and 4.99% of the outstanding shares of our common stock.

We are obligated to file a registration statement registering the resale of shares of the common stock issuable upon conversion of the secured convertible minimum borrowing notes and exercise of the warrants.  If the registration statement is not filed by July 23, 2005, and declared effective within 90 days thereafter, or if the registration is suspended other than as permitted in the registration rights agreement between us and Laurus, we are obligated to pay Laurus certain fees.

We paid a fee at closing to Laurus Capital Management LLC, the manager of Laurus Master Funds, Ltd., equal to 3.60% of the total maximum funds to be borrowed under the Company’s agreements with Laurus.

Pursuant to agreements with Oberon Securities, LLC (“Oberon”) relating to our financing transactions with Laurus, we are registering 450,066 shares of common stock to be resold by Oberon, a selling shareholder listed in this prospectus, which represent up to 140,625 shares issuable in payment of certain fees due by us to Oberon, shares underlying a three-year warrant, issued March 22, 2004, to purchase 136,364 shares at an exercise price of $1.10 per share, and shares underlying a three-year warrant, issued June 23, 2005, to purchase 173,077 shares at an exercise price of $0.65 per share.

Our principal executive offices are located at 8840 East Chaparral Road, Scottsdale, Arizona 85250.  Our telephone number is (480) 296-0400.

RISK FACTORS

An investment in our common stock involves a significant degree of risk and you should not invest in our common stock unless you can afford to lose some or even all of your investment. You should consider these risk factors together with all the other information included in this prospectus before you decide to purchase shares of our common stock.

WE HAVE A HISTORY OF OPERATING LOSSES AND MAY NEVER GENERATE SUSTAINED OPERATING INCOME FROM THE SALE OF OUR TIME AND ATTENDANCE PRODUCTS.

As of March 31, 2005, we had an accumulated deficit of $8,768,145. In addition, we have reported net income in only one fiscal quarter over the past six fiscal years ended June 30, 2004, and through March 31, 2005.  No assurance can be made that we will ever be able to generate sustained operating income from the sale of our time and attendance products.

We believe that our future profitability and success will depend in large part on our ability to generate revenue from the sale of our products. Our profitability and success will depend on:

•                                          our ability to generate sufficient sales volume.

•                                          our ability to maintain existing reseller relationships and our ability to enter into new relationships.

WE WILL REQUIRE ADDITIONAL FUNDS IN ORDER TO GROW OUR BUSINESS, WHICH MAY NOT BE AVAILABLE TO US WHEN WE NEED THEM OR, IF AVAILABLE, ON TERMS THAT ARE ACCEPTABLE TO US.

The growth of our business could require us to expend funds in excess of the cash generated by our operations. We may need to raise additional funds in the future in order to fund more rapid expansion; to develop new and enhanced products; to increase Customer support or technical staff; to respond to competitive pressures; and to acquire complimentary businesses, technologies, or services. We cannot predict the timing and amount of any such capital requirements at this time. If we raise additional funds through the issuance of equity or convertible securities, existing shareholders may experience additional dilution and such securities may have rights, preferences, or privileges senior to those of the rights of our common shareholders. There can be no assurance that we will be able to obtain additional financing on acceptable terms, or at all. If adequate funds are not available on acceptable terms, we may not be able to fund expansion, promote our products, take advantage of acquisition opportunities, develop or enhance products and services, or respond to competitive pressures.

We may wish to acquire complementary businesses, products, services, or technologies in the future. We may not be able to identify suitable acquisition candidates or make acquisitions on commercially acceptable terms. We may have difficulty integrating an acquired company’s personnel, operations, products, services, or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses, and adversely affect our business.

ANY INCREASE IN COMPETITION IN OUR INDUSTRY COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

The market for software solutions is constantly evolving and extremely competitive. We expect competition to intensify in the future. We compete with major domestic companies. Many of these competitors have greater market recognition and substantially greater financial, technical, marketing, distribution, and other resources than we have, and we may be unable to compete effectively against them. Emerging companies also may increase their participation in the market for software applications such as that offered by the Company.

OUR BUSINESS MAY BE MATERIALLY ADVERSELY IMPACTED BY OUR ABILITY TO CONTINUALLY IMPROVE OUR PRODUCTS AND DEVELOP NEW PRODUCTS THAT WILL HELP US MAINTAIN OUR COMPETITIVENESS IN THE TIME AND ATTENDANCE INDUSTRY.

Our success depends in part upon our ability to enhance our existing products and services and to develop new products and services on a timely and cost-effective basis. We cannot provide assurance that we will be able to successfully identify new opportunities and develop and bring to market new products and services in a timely and cost-effective manner. In addition, we cannot provide assurance that our products and services will not become obsolete, noncompetitive, or that they will sustain market acceptance.

We may not be able to adapt to rapidly changing technologies or we may incur significant costs in doing so. The software industry is characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions, and changing customer demands. New turn-key business solution products and services based on new technologies or new industry standards could render our existing products and services obsolete and unmarketable. To be successful, we must adapt to our rapidly evolving market by continually enhancing our products and services and introducing new products and services to address our users’ changing and increasingly sophisticated requirements. We may use new technologies ineffectively or we may fail to adapt our products and infrastructure to meet customer requirements, competitive pressures, or emerging industry standards. We could incur substantial costs if we need to modify our services or infrastructure. Our business could be materially and adversely affected if we incur significant costs to adapt, or cannot adapt, to these changes.

OUR BUSINESS WILL BE MATERIALLY ADVERSELY IMPACTED BY AN INABILITY TO MAINTAIN AND CONTINUALLY DEVELOP RELATIONSHIPS WITH AFFILIATES, RESELLERS AND LICENSEES.

Our success depends on forming relationships with affiliates, resellers and licensees. The success of our business model depends upon a constant revenue stream generated by a high number of end-users. Our business model contemplates attracting end-users by forming relationships with affiliates, resellers, and licensees that market our products and services. We believe that it will be less costly and more efficient for us to attract end-users through indirect distribution channels than to attempt to attract the end-users directly. Consequently, we must establish and maintain relationships with resellers and licensees. We may not be able to attract additional affiliates, resellers, or licensees on acceptable terms, or at all. Our business, financial condition and results of operations will be materially and adversely affected if we fail to establish and maintain relationships with affiliates, resellers, and licensees on a cost-effective basis.

THE CURRENT CAPITALIZATION COULD DELAY, DEFER, OR PREVENT A CHANGE OF CONTROL.

We are authorized to issue up to 50,000,000 shares of common stock and up to 10,000,000 shares of preferred stock, in one or more series, and to determine the price, rights, preferences and privileges of the shares of each such series without any further vote or action by the shareholders. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring, or preventing a change of control of the Company.

THE LIMITED TRADING VOLUME OF OUR COMMON STOCK, HISTORICAL PRICE VOLATILITY, NUMBER OF SHARES REGISTERED FOR RESALE, AND THE PRICE AT WHICH THE SELLING SHAREHOLDERS MAY SELL SHARES OF COMMON STOCK PURSUANT TO THIS PROSPECTUS, MAY CAUSE DOWNWARD PRESSURE ON THE PRICE OF OUR COMMON STOCK AND NEGATIVELY IMPACT AN INVESTOR’S ABILITY TO SELL SHARES OF OUR COMMON STOCK IN THE FUTURE.

The price at which the selling shareholders will sell the shares of common stock described in this prospectus may vary from time to time and will be determined at the time of such sale. The negotiated selling price may represent a discount from our trading price. Any level of discount from the current market price, together with any of the following factors, may cause downward pressure on the price of our common stock and negatively impact your ability to sell your shares of common stock when you desire to do so:

•                                          We are registering for resale an aggregate of 3,160,066 shares of common stock to be sold by the selling shareholders named in this prospectus. The ability to freely trade these shares may create downward pressure on the price of our common stock.

•                                          The trading price of our common stock has been volatile over the past 11 fiscal quarters and may continue to be volatile in the future. During the two fiscal years ended June 30, 2004 and 2003, and the three fiscal quarters ended March 31, 2005, our stock price has ranged from a high of $1.50 per share and a low of $0.15 per share.

•                                          The average daily trading volume of our common stock over the three-month period ended June 30, 2005 is approximately 8,750 shares.  Any material increase in trading volume resulting from the sale of the shares that are the subject of this prospectus or otherwise could cause downward pressure on the trading price of our common stock.

The inability to sell your shares in a rapidly declining market may substantially increase your risk of loss due to potential illiquidity and the possibility that our common stock may suffer greater declines.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares by the selling shareholders. We may receive proceeds from the exercise of warrants entitling the selling shareholders to purchase an aggregate of 519,441 shares of our common stock. If all warrants held by the selling shareholders are exercised, we will receive an aggregate of $416,400.  We expect to use any proceeds we receive from the exercise of the warrants for general corporate purposes, including, but not limited to, working capital, capital expenditures and repaying or refinancing of our obligations.

DESCRIPTION OF SECURITIES

Common Stock

The Company’s Certificate of Incorporation authorizes the issuance of 50,000,000 shares of common stock, $.005 par value per share, and 10,000,000 shares of preferred stock, par value $.01 per share.

The holder of common stock is entitled to receive dividends when and as declared by the board of directors of the company out of funds legally available therefor, provided that if any shares of common stock are at the time outstanding, the payment of dividends on common stock and other distributions (including purchases of common stock) may be subject to the declaration and payment of full cumulative dividends, and the absence of arrearages in any mandatory sinking funds, on outstanding shares of common stock.

The holder of common stock is entitled to one vote for each share on all matters voted on by stockholders, including election of directors. The holder of common stock does not have any conversion, redemption or preemptive rights. In the event of the dissolution, liquidation or winding up of the company, holders of common stock are entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of the Company’s indebtedness, and the aggregate liquidation preference of any preferred stock then outstanding.

All outstanding shares of common stock are, and the shares offered hereby, upon issuance, will be, fully paid and non-assessable.

Certain provisions of the Company’s Certificate of Incorporation and Bylaws may be considered as having an anti-takeover effect. Such provisions empower the board of directors of the Company to fix the rights and preferences of and to issue shares of preferred stock. In addition, certain provisions of law may have the effect of protecting the Company against undesired takeover attempts. Specifically, under Nevada law, in certain instances, significant holders (as specified) of the Company’s voting stock may not, without approval of a specified vote of the other stockholders, or approval of the Company’s board of directors (or the independent members thereof) prior to becoming a significant holder, acquire additional interests in the Company’s assets or capital stock.

The transfer agent for the common stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

Pursuant to agreements with Oberon in connection with our financing transactions with Laurus, we are registering 450,066 shares of common stock to be resold by Oberon, a selling shareholder listed in this prospectus, which represent shares issuable to Oberon as follows:

•   Up to 140,625 shares issuable in payment of certain fees due by us to Oberon;

•   136,364 shares issuable pursuant to a common stock purchase warrant, issued March 22, 2004, exercisable for a period of three years, at an exercise price of $1.10 per share; and

•   173,077 shares issuable pursuant to a common stock purchase warrant, issued June 23, 2005, exercisable for a period of three years, at an exercise price of $0.65 per share.

Pursuant to an agreement with Laurus dated June 23, 2005, we are registering 2,710,000 shares of common stock to be resold by Laurus, a selling shareholder listed in this prospectus, to which we issued convertible debt in a private offering pursuant to exemption from registration under Section 4(2) of the Securities Act of 1933. The securities issued to Laurus include the following:

•   A secured convertible minimum borrowing note with a principal amount of $1,000,000, convertible into our common stock at an initial fixed conversion price of $0.65 per share;

•   A secured revolving note with a principal amount not to exceed $1,500,000; and

•   A common stock purchase warrant, exercisable for a period of seven years, to purchase 210,000 shares of common stock, at exercise prices of $0.72 per share for the first 150,000 shares, $0.75 per share for the next 30,000 shares, and $0.78 per share for any additional shares.

We are permitted to borrow an amount based upon our eligible accounts receivable, as defined in the agreements with Laurus, not to exceed an aggregate of $1,500,000.  Our obligations under the notes are secured by all of the assets of Time America, including but not limited to inventory and accounts receivable. The notes mature on June 23, 2008. Annual interest on the notes is equal to the “prime rate” published in The Wall Street Journal from time to time.  Interest on the notes is payable monthly in arrears on the first business day of each month, commencing on July 1, 2005.

The principal amount of the secured convertible minimum borrowing note, together with accrued interest thereon is payable on June 23, 2008. The secured convertible minimum borrowing note may be redeemed by us in cash by paying the holder 115% of the principal amount, plus accrued interest. The holder of the term note may require us to convert all or a portion of the term note, together with interest and fees thereon, into fully paid shares of our common stock at any time. The number of shares to be issued shall equal the total amount to be converted, divided by an initial fixed conversion price of $0.65.

Upon an issuance of shares of common stock below the fixed conversion price, the fixed conversion price of the notes will be reduced accordingly. The conversion price of the secured convertible notes may be adjusted in certain circumstances such as if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution.

In the event of default, 125% of the outstanding principal amount of the note plus accrued but unpaid interest is due.  Laurus has contractually agreed to restrict its ability to convert the convertible notes if it would exceed the difference between the number of shares of common stock beneficially owned by the holder or issuable upon exercise of the warrant and the option held by such holder and 4.99% of the outstanding shares of our common stock.

Warrants

In this prospectus we are also registering for resale by the selling shareholders an aggregate of 519,441 shares of common stock issuable upon exercise of warrants issued to the selling shareholders.  In connection with the financing transaction described in this prospectus, we have issued to Laurus a warrant to purchase 210,000 shares of our common stock.  Laurus may exercise the warrant at any time through June 23, 2012. The first 150,000 shares may be exercised at a price of $.72 per share, the next 30,000 for $.75 per share and any additional shares may be exercised for $.78 per share.  We have also issued three-year warrants to Oberon in connection with our financing transactions with Laurus.  Oberon may exercise one warrant, granted on March 22, 2004, for 136,364 shares at an exercise price of $1.10 per share, and may exercise the other warrant, granted on June 23, 2005, for 173,077 shares at an exercise price of $0.65 per share.

The warrants provide for anti-dilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits or other changes in our corporate structure. As of July 15, 2005, we have outstanding warrants to purchase an aggregate of 1,042,799 shares of our common stock at exercise prices ranging from $0.15 to $4.30.

PLAN OF DISTRIBUTION

Any or all of the shares of common stock to be sold by the selling shareholders may be sold from time to time by the selling shareholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms than prevailing or at prices related to the then current market price, or in negotiated transactions. There is no assurance that the selling shareholders will sell any or all of the shares of common stock in this offering. The common stock may be sold in one or more of the following types of transactions:

(a)                                  a block trade in which a selling shareholder will engage a broker-dealer who will then attempt to sell the common stock, or position and resell a portion of the block as principal to facilitate the transaction;

(b)                                 purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

(c)                                  an exchange distribution in accordance with the rules of such exchange;

(d)                                 ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

(e)                                  any combination of the foregoing, or by any other legally available means. In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in the resales.

The selling shareholders may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the common stock, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus. The selling shareholders may also loan or pledge common stock to a broker-dealer and the broker-dealer may sell the common stock so loaned or, upon a default, the broker-dealer may effect sales of the pledged common stock pursuant to this prospectus.

Underwriter Status.  Any broker-dealers or agents that are involved in selling the common stock covered by this prospectus, may be considered to be “underwriters” within the meaning of the Securities Act for such sales. An underwriter is a person who has purchased shares from an issuer with a view towards distributing the shares to the public. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act. In addition, any of the shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold in an unregistered transaction under Rule 144 rather than pursuant to this prospectus.

Additionally, under applicable rules and regulations of the Exchange Act, any person engaged in the distribution of the common stock may not simultaneously engage in market-making activities with respect to our common stock for a period of up to five business days prior to the commencement of such distribution. In addition to those restrictions, each selling shareholder will be subject to the Exchange Act and the rules and regulations under the Exchange Act, including, Regulation M and Rule 10b-7, which provisions may limit the timing of the purchases and sales of our securities by the selling shareholders.

We have agreed to indemnify Laurus against certain liabilities in connection with the offering of the common stock, including liabilities arising under the Securities Act. The selling shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the common stock against various liabilities, including liabilities arising under the Securities Act.

Penny Stock Rules.  Our common stock is subject to the “penny stock” rules that impose additional sales practice requirements because the price of our common stock is below $5.00 per share. For transactions covered by these rules, broker-dealers must make special suitability determinations for the purchase of our common stock and must have received a purchaser’s written consent to the transaction prior to the purchase. The “penny stock” rules also require the delivery, prior to the transaction, of a risk disclosure document mandated by the Securities and Exchange Commission relating to the penny stock market. Broker-dealers must also disclose:

•                                          the commission payable to both the broker-dealer and the registered representative,

•                                          current quotations for the securities, and

•                                          if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market.

Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

These rules apply to sales by broker-dealers to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse), unless our common stock trades above $5.00 per share. Consequently, the “penny stock” rules may restrict the ability of broker-dealers to sell our common stock, and may affect the ability to sell our common stock in the secondary market as well as the price at which such sales can be made. Also, some brokerage firms will decide not to effect transactions in “penny stocks” and it is unlikely that any bank or financial institution will accept “penny stock” as collateral.

Expenses of the Distribution.  We will bear all of the costs and expenses of registering under the Securities Act the sale of securities offered by this prospectus. Commissions and discounts, if any, attributable to the sales of the common stock will be borne by the selling shareholders.

State Securities Laws.  In order to comply with the securities laws of various states, if applicable, sales of the common stock made in those states will only be made through registered or licensed brokers or dealers. In addition, some states do not allow the securities to be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with by us and the selling shareholders.  We have no obligation to obtain such registrations or qualifications.

SELLING SHAREHOLDERS

The table below sets forth information concerning the resale by the selling shareholders of the common stock. We will not receive any proceeds from the resale of the common stock by the selling shareholders, but may receive proceeds from the exercise of warrants entitling the selling shareholders to purchase an aggregate of 519,441 shares of our common stock. Because the selling shareholders may sell all, a portion or none of their shares, no estimate can be made of the aggregate number of shares that may actually be sold by the selling shareholders or that may be subsequently owned by the selling shareholders.

The table below sets forth the name of each selling shareholder who may offer the resale of the common stock by this prospectus, the number of such securities beneficially owned by the selling shareholder, the number of such securities that may be sold in this offering and the number of such securities the selling shareholder will own after the offering, assuming it sells all of the shares offered.

Selling Shareholder	Total Shares Included in Prospectus	Beneficial Ownership of Shares Before Offering (1)	% of Shares Owned Before Offering (1)	Beneficial Ownership of Shares After Offering (1)	% of Shares Owned After Offering (1)

Laurus Master Fund, Ltd. (2)	2,710,000	5,602,785	30.1%	2,892,785	15.5%

Oberon Securities, LLC	450,066	450,066	3.2%	0	0%

TOTAL	3,160,066

(1)           The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling shareholder has sole or shared voting power or investment power and also any shares that the selling shareholder has the right to acquire within 60 days.

(2)           Laurus Capital Management, LLC is the investment manager for Laurus Master Fund, Ltd. The directors of Laurus Capital Management, LLC are David and Eugene Grin. By virtue of their position as directors of Laurus Capital Management, LLC, Messrs. Grin share voting and dispositive power over these securities.

DIVIDEND POLICY

We do not expect to pay any dividends in the foreseeable future. Any profits we earn will be retained and used to finance our growth. We have no current plans to initiate payment of cash dividends, and future dividend policy will depend on Time America’s earnings, capital requirements, financial condition and other factors deemed relevant by our board of directors.

COMPANY OVERVIEW

General

Time America, Inc. is a Nevada corporation. We changed our name from Vitrix, Inc. to Time America, Inc. in December 2003. We develop, manufacture and market a line of time and labor management software and hardware products. Our products are designed to improve productivity by automating time and attendance, workforce scheduling and management of labor resources. We target our product solutions at small to mid-sized companies from 25 to 2,000 or more employees. Our solutions are offered in a 100% Web-based application service provider model, client/server, and PC-based applications.

The following bullet points provide a timeline and overview of our development and corporate history:

•              June 6, 1988—Richard Barrie Fragrances, Inc., a Nevada corporation, was formed on this date for the purpose of developing, manufacturing and marketing fragrances, cosmetics, skin treatment and personal care products sold primarily through department and specialty stores and drugstores.

•              June 30, 1996—Richard Barrie Fragrances sells substantially all of its properties and rights to Parlux Fragrances, Inc. During the period from this asset sale to April 1999, our operations were limited to conducting administrative activities and discussions with third parties regarding possible business combinations.

•              July 1, 1996—Following the Asset sale, Richard Barrie Fragrances changes its name to FBR Capital Corporation.

•              April 15, l999—FBR Capital Corporation acquires the outstanding capital stock of Vitrix Incorporated, a privately held Arizona corporation formed on April 26, 1996, pursuant to the terms of an Exchange Agreement, dated as of such date, among FBR Capital Corporation, Vitrix Incorporated and certain of the Vitrix Incorporated shareholders. Vitrix Incorporated becomes a majority owned subsidiary of FBR Capital Corporation as a result of this transaction. FBR Capital Corporation issued an aggregate of 8,592,826 shares of common stock and 10,000,000 shares of preferred stock in consideration for the purchase of Vitrix Incorporated. This transaction resulted in the shareholders of Vitrix Incorporated acquiring approximately 80% of the outstanding shares of common stock of FBR Capital Corporation, assuming conversion of the preferred stock into common stock and excluding outstanding options and warrants. The existing shareholders of FBR Capital Corporation held the remaining 20% of its outstanding common stock. This transaction was accounted for as a recapitalization of Vitrix Incorporated and the purchase of FBR capital Corporation by Vitrix Incorporated, since Vitrix Incorporated became the controlling company after the transaction.

•              October 7, 1999—On this date we changed our name from FBR Capital Corporation to Time America, Inc. in order to associate the name of the parent corporation to our operating subsidiary Vitrix Incorporated.

•              March 28, 2001—Time America, Inc. acquires Time America in a merger transaction pursuant to which Time America is merged into our wholly-owned subsidiary, Vitrix Incorporated. This transaction was accounted for as a pooling of interests. As a condition to the merger, we sought and obtained the approval of our shareholders to effect a 1-for-10 reverse stock split, which occurred on April 5, 2001. We issued 3,147,914 shares of Time America, Inc. common stock, on a post reverse stock split basis, as consideration in the merger, which represented approximately 50% of Vitrix Inc.’s then issued and outstanding capital stock.

•              April 17, 2001—We changed the name of our wholly-owned subsidiary from Vitrix Incorporated to Time America, Inc. in order to capitalize on Time America’s name recognition gained from its 13 year history in the time and attendance industry.

•              December 9, 2003—On this date we changed our name from Vitrix, Inc. to Time America, Inc. to further capitalize on Time America’s name recognition described above.

Time America, Inc. is a holding corporation. Our operations are conducted through our wholly-owned subsidiary, Time America. Unless the context indicates otherwise, references to the company in this report shall include both the Time America, Inc. the parent company, and Time America, Inc. our wholly-owned subsidiary.

Products and Services

We design, develop, manufacture and market a line of time and labor management hardware and software products targeting small, mid-sized, and enterprise level companies. Our solutions are offered in a 100% Web-based licensed and application service provider model, client/server configuration, and in a PC-based application. Our products are internally developed, proprietary software applications that maintain and automate the process of collecting time sheet information, provide automated interfaces to the most popular payroll software solutions and enable users to generate a variety of reports that help track and analyze how employees spend their time. Our products also automatically accrue vacation, sick and personal time, and effectively replace the traditional punch clock with a fully automated system designed to improve workforce productivity and provide significant savings to its users. Our current products include:

Labor Management Solutions

100% Web-based Licensed and ASP Product

NETtime

NETtime is a 100% Web-based service deliverable to clients through both a licensed and ASP model. It delivers the functionality of HourTrack, its client/server predecessor, through Web distribution. The main features of NETtime include:

•                                          HourTrack Structure—By building on top of the HourTrack engine, NETtime has all of the functionality of HourTrack.  NETtime was introduced with a robust feature-set in the areas of time and attendance, leave management, job and task tracking, employee scheduling and data analysis.

•                                          Customization—NETtime allows for customization and flexibility. Administrators and employees determine exactly which data NETtime will display for them, allowing clients to work at optimum efficiency in the NETtime environment. Additionally, NETtime will work in the manner required by clients. For example, clients with a mobile workforce have the ability to access the NETtime pages using any Web-enabled cellular phone.

•                                          Anytime, Anywhere—Because NETtime is delivered via the Internet through any Web browser, it brings the user closer to our “anytime, anywhere” vision for performing or self-servicing human resources tasks. Wherever clients have Internet access, they have access to NETtime and the functionality and wealth of information it provides.

•                                          Customer Account Self-Service—NETtime gives users the ability to view their account status online. They can even order additional Vitrix products, obtain system help, or contact a support representative directly from the NETtime website.

Client/Server Applications

HourTrack

Our HourTrack product is a powerful workforce management solution that combines “client/server” software with a wide range of data collection devices to automate the process of tracking, managing, auditing, and reporting the many aspects of employee time and attendance. By replacing traditional punch clocks and paper time sheets with a fully automated system, we believe HourTrack enables companies of all sizes to effectively manage their workforce, resulting in substantial savings to the organization. The primary features of HourTrack include:

•                                          Time and Attendance—HourTrack’s open architecture is easily customized to conform to an organization’s unique set of payroll policies and concerns.

•                                          Leave Management—Leave records for vacation, sick and personal time are maintained by HourTrack. It also tracks hours that are specific to a certain organization, such as PTO, jury duty, training, etc., and automates benefit accruals by using a company’s policies to calculate how much benefit time an employee has earned.

•                                          Job and Task Tracking—In addition to tracking total time spent on the job, HourTrack enables employers to track the time employees spend on specific jobs and tasks. This powerful reporting feature assists companies with job costing, analysis and billing.

•                                          Workforce Scheduling—HourTrack’s scheduling features help manage payroll costs and productivity concerns by minimizing the likelihood of expensive overstaffing and the negative effects of understaffing. Schedule creation is performed with the assistance of a unique visual interface, allowing administrators to view employees’ schedules in a convenient calendar format.

•                                          Strategic Reporting—HourTrack also features over 60 standard reports. These reports allow users to transform raw data into helpful information that allows managers and executives to gain valuable insight and more effectively manage their organizations. Reports can also be used to share information such as time tracking, benefit usage, job costing, human resource functionality and employee scheduling with third-party applications and/or service bureaus.

GENESIS SQL

GENESIS SQL is an enterprise level software that helps clients optimize productivity and better manage their bottom line by automating not only time and attendance, but job costing, benefit administration, employee review processing, access control, bell ringing, and data collection needs. The main features of GENESIS SQL include:

•                                          Time and Attendance—GENESIS SQL is easily customized to conform to an organization’s unique set of payroll policies and concerns.

•                                          Leave Management—Leave records for vacation, sick and personal time are maintained by GENESIS SQL. It also tracks hours that are specific to a certain organization, such as PTO, jury duty, training, etc., and automates benefit accruals by using a company’s policies to calculate how much benefit time an employee has earned.

•                                          Job and Task Tracking—In addition to tracking total time spent on the job, GENESIS SQL enables employers to track the time employees spend on specific jobs and tasks. Powerful reporting features assist with job costing, analysis and billing.

•                                          Workforce Scheduling—This feature has the same functionality as the Company’s HourTrack product.

•                                          Strategic Reporting—GENESIS SQL includes over 140 standard reports. The reports can be used to share information such as time tracking, benefit usage, job costing, human resource functionality and employee scheduling with third-party applications and/or service bureaus.

PC-Based Products

TA50 PRO

TA50 PRO is a simple to use yet powerful time and attendance solution designed for companies with fewer than 200 employees. TASO PRO enables companies to automate their timekeeping and attendance tracking with built-in setup wizards and simplified daily operations. The main features of TA50 PRO include:

•                                          Ease of Use—TA50 PRO is a user-friendly menu-driven solution that uses color-coded screens to simplify its use. All processes are clearly marked and follow a common operating theme throughout.

•                                          Time and Attendance—TA50 PRO’s tools relieve payroll staff of time consuming, stressful procedures such as manual review and calculation of time cards by automating the calculation of employee time and wages.

•                                          Workforce scheduling—TAS0 PRO’s scheduling features help manage payroll costs and productivity concerns by minimizing the likelihood of expensive overstaffing and the negative effects of understaffing.

•                                          Strategic Reporting—TA50 PRO includes over 80 standard reports. This reporting feature, which is also included in the company’s TA100 PRO and GENESIS PRO products, allows users to transform raw data into helpful information that allows managers and executives to gain valuable insight and more effectively manage their organizations.

TA50XL

TAS0XL is a simple to use time and attendance solution that includes the software features of TA50 PRO and an XL data terminal and accessories in a cost effective package.

TA100 PRO

The TA100 PRO time and attendance solution, is designed for companies with fewer than 500 employees and automatically calculates employee time and wages using the client’s specific payroll policies. An optional feature of the TA100 PRO solution includes a Bell control Module that allows a client to define bell-ringing schedules and prompt terminals to activate a user supplied bell, alarm, or other audible signaling device. The main features of TA100 PRO include:

•                                          Time and Attendance—TA100 PRO is easily customized to conform to an organization’s unique set of payroll policies and concerns.

•                                          Policy Management—Rounding rules can be setup around start/stop times or the actual punch time to avoid overpaying employees. Overtime can be paid on a weekly, bi-weekly, or semi-monthly basis.

•                                          Workforce Scheduling—This feature has the same functionality as the Company’s TAS0 PRO and GENESIS products.

•                                          Strategic Reporting—TA100 PRO includes over 100 standard reports. Reports can also be used to share information such as time tracking, benefit usage, job costing, human resource functionality and employee scheduling with third-party applications and/or service bureaus.

GENESIS PRO

GENESIS PRO is an enterprise level PC-based software application that has the same feature set of GENESIS SQL, as discussed above in the client/server production section.

Data Collection Options

Our time and attendance product solutions include hardware for collecting employees’ clock in and out times. Set forth below are the various hardware devices designed to meet the challenges of a diverse set of work environments,

•                                          Badge Terminals—These badge readers are well suited for a wide variety of environments, from doctors’ offices to manufacturing plants. Employees clock in and out by simply sliding a badge through a scanner.

•                                          Hand Punch Biometric Terminals—This device analyzes the biometric measurements of a user’s hand to verify their identity. Instead of using a badge, an employee clocks in and out by placing his or her hand onto the scanner and awaiting verification. This method eliminates losses due to buddy-punching—the practice of clocking in or out for another employee.

•                                          TelePunch—The TelePunch solution allows employees to clock in and out for the day, for jobs, or for departments using any touch-tone telephone. Clients who purchase this solution receive a pre-configured, telephony server from us. This server runs Vitrix’s software, and allows callers to interact with HourTrack from a remote location.

•                                          eWebClock—eWebClock partially reduces a user’s total time and attendance product investment, by utilizing the Internet to collect employee clock in and out times. By simply logging on to a Web page via the local network or the World Wide Web, employees can clock in and out.

•                                          PC Time Clock—PC Time Clock, allows employees to clock in and out on a Windows-based computer. This is generally beneficial in office environments where employees each have access to their own desktop computer.

•                                          Web browser—NBTtime allows clients to access the service through a standard Web browser. The full range of actions, including clocking in and out, transferring jobs and departments, etc., and information (hours worked, schedules, status board, etc.) are available.

•                                          Web-enabled cell phone—A streamlined version of NETtime is available to clients accessing the service through a text-only browser, such as those operating on cell phones. Essential services such as clocking in and out are available.

•                                          TCP/IP-enabled hardware—Customers may utilize TCP/IP-enabled hardware devices, such as badge readers, to collect clock in and out data from their employees.

•                                          Wireless enabled hardware—Allows clients to connect their time clocks to the host system without the hassle of wiring. The wireless units are small, reliable and easy to integrate into any existing system.

Services and Support

We maintain a professional service and technical support organization, which provides a suite of maintenance and professional services. These services are designed to support Time America customers throughout the life cycle of our products. Our professional services include implementation, training, technical and business technical consulting. Maintenance service options are delivered through our centralized support operation or through local service personnel. Our educational services offer a full range of curriculums, which are delivered through local training at our Scottsdale, Arizona headquarters or the Internet. When necessary, we also may provide software customization services to meet any unique customer requirements.

Marketing and Sales

We market and sell our products to the small, mid-sized and enterprise markets in the United States and foreign countries through our direct sales and support organization and through our Business Alliance and Reseller Program. We believe the market for time and labor management products consists of the following three business segments:

•                                          Small Businesses.  This segment is comprised of companies with fewer than 250 employees and one to three administrator(s) who perform time sheet edits and prepare employee hours for payroll.

•                                          Mid-Sized Businesses.  This segment is comprised of companies with 250 to 1,000 employees. These companies normally have two or more administrators who perform time sheet edits and prepare employee hours from a single office. In many cases multiple stations are necessary for clocking in and out, however, all data is administered from a central location.

•                                          Enterprise Businesses.  Enterprise businesses generally have over 1,000 employees with multiple field offices, each of which have one or more administrators. Payroll is performed at a central or headquarter office. An enterprise customer is analogous to a collection of mid-sized businesses requiring centralized data collection and storage.

Direct Sales

The Company has five direct sales account managers responsible for designated geographic regions. The account managers work in offices in their respective regions. The primary markets for direct sales are the upper mid-sized and enterprise markets. End users include companies in the manufacturing and service industries, and in the public and private sectors. For the fiscal years ended June 30, 2004 and 2003, the company’s direct sales efforts accounted for approximately 40% and 38% of the company’s total revenues, respectively.

Partner Sales

Partner sales are conducted through our Business Alliance and Reseller Programs. Our Business Alliance Program is a program that allows organizations to align with the Company through the use of private label, OEM, or referral programs.

Our Reseller Program is comprised of a network of approximately 250 value added resellers located throughout the United States and in certain foreign countries, which market our products along with the resellers’ complementary product offerings. The resellers typically sell to the small and mid-sized markets. For the fiscal years ended June 30, 2004 and 2003, the Company’s reseller sales accounted for approximately 60% and 62% of the Company’s total revenues, respectively.

Backlog

The Company believes that the dollar amount of backlog is not material to an understanding of its business as substantially all of the company’s product revenues in each quarter result from orders received in that quarter.

Manufacturing and Sources of Supply

The duplication of Time America software is performed internally. The printing of documentation is primarily outsourced to suppliers. Although most of the parts and components included within our products are available from multiple suppliers, certain parts and components are purchased from single suppliers. We have chosen to source these items from single suppliers because we believe that the supplier chosen is able to consistently provide us with the highest quality product at a competitive price on a timely basis. While to date we have been able to obtain adequate supplies of these parts and components, the inability to transition to alternate supply sources on a timely basis if required in the future, could result in delays or reductions in product shipments, which could have a material adverse effect on our business and operating results.

Product Development

Our product development efforts are focused on enhancing and increasing the performance of our existing products and developing new products. During fiscal 2004 and 2003, research and development expenses were $890,093 and $641,125, respectively, and were $995,378 during the nine-months ended March 31, 2005. We intend to continue to commit resources to enhance and extend our product lines and develop interfaces to third party products. Although we are continually seeking to further enhance our product offerings and to develop new products, there can be no assurance that these efforts will succeed, or that, if successful, such product enhancements or new products will achieve widespread market acceptance, or that our competitors will not develop and market products that are superior to our products or achieve greater market acceptance. We also depend upon the reliability and viability of a variety of software development tools owned by third parties to develop our products. If these tools prove inadequate or are not properly supported, our ability to release competitive products in a timely manner could be adversely impacted.

Proprietary Rights

We rely on a combination of trademarks, trade secret law and contracts to protect our proprietary technology. We generally provide software products to end-users under non-exclusive shrink-wrap licenses or under signed licenses, both of which may be terminated by Time America if the end user breaches the terms of the license. These licenses generally require that the software be used only internally subject to certain limitations, such as the number of employees, simultaneous users, computer model and serial number, features and/or terminals for which the end user has paid the required license fee. We authorize our resellers to sublicense software products to end users under similar terms. In certain circumstances, we also make master software licenses available to end users which permit either a specified limited number of copies or an unlimited number of copies of the software to be made for internal use. Some customers license software products under individually negotiated terms. Despite these precautions, it may be possible to copy or otherwise obtain and use our products or technology without authorization. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries.

Competition

We provide time and attendance, data collection and labor management solutions that enable businesses to optimize their labor resources. The labor management industry is highly competitive. Competition is increasing as businesses in related industries, such as human resources management, payroll processing and enterprise resource planning enter the time and attendance market. Advances in software development tools have accelerated the software development process and, therefore, enable competitors to penetrate our markets more readily. Although we believe we have certain technological and other advantages over our current competitors, maintaining those advantages will require continued investment by the Company in research and development and marketing and sales initiatives. There can be no assurance that we will have sufficient resources to make such investments or to achieve the technological advances necessary to maintain our competitive advantages. Increased competition could adversely affect our operating results through price reductions and/or loss of market share.

We compete primarily on the basis of price/performance, quality, reliability and customer service. In the time and attendance market, we compete against firms that sell automated time and attendance products to many industries, firms that focus on specific industries, and firms selling related products, such as payroll processing, human resources management, or ERP systems. Our major competitor, Kronos Corporation, is substantially larger and has access to significantly greater financial resources than the Company. Competitive market conditions could have a material adverse effect on our business, financial condition and results of operations.

Employees

As of July 15, 2005, we employed 53 individuals. None of our employees are represented by a union or other collective bargaining agreement, and we consider our relations with our employees to be good. We have encountered intense competition for experienced technical personnel for product development, technical support and sales and expect such competition to continue in the future. Any inability to attract and retain a sufficient number of qualified technical personnel could adversely affect our ability to produce, support and sell products in a timely manner.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Our common stock is quoted on the OTC Bulletin Board.  The high and low bid prices of our common stock as reported for the periods presented, by fiscal quarter, (i.e., 1st Quarter = July 1 through September 30) were as follows.

	High	Low
FISCAL YEAR ENDED: June 30, 2003
First Quarter	$0.40	$0.17
Second Quarter	0.30	0.16
Third Quarter	0.23	0.15
Fourth Quarter	0.51	0.15

FISCAL YEAR ENDED: June 30, 2004
First Quarter	$1.00	$0.35
Second Quarter	1.50	0.77
Third Quarter	1.45	1.05
Fourth Quarter	1.20	0.85

FISCAL YEAR ENDED: June 30, 2005
First Quarter	$0.91	$0.51
Second Quarter	1.00	0.51
Third Quarter	1.00	0.55

As of July 15, 2005, we had 139 shareholders of record of our common stock.  This does not reflect persons or entities that hold stock through various brokerage firms or depositories.

SELECTED AND SUMMARY CONSOLIDATED FINANCIAL DATA

The following selected and summary consolidated financial data should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations, our financial statements included in our Form l0-KSB for the fiscal year ended June 30, 2004, our financial statements included in our Form 10-QSB for the nine-month period ended March 31, 2005, and the related notes included elsewhere in this prospectus. The selected consolidated statement of operations data for the fiscal years ended June 30, 2000, 2001, 2002 and 2003, and the nine-month period ended March 31, 2004 are derived from our audited financial statements not included elsewhere in this prospectus.

	Fiscal Year Ended June 30, (1)					Nine Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005

Statement of Operations Data:
Total Revenue	$3,913,579	$4,077,736	$3,285,315	$4,256,854	$4,837,121	$3,559,828	$4,523,095
Cost of Revenues	1,800,065	2,069,740	1,557,736	1,897,319	2,123,704	1,612,749	1,886,990
Gross Profit	2,113,514	2,007,996	1,727,579	2,359,535	2,713,417	1,947,079	2,636,105
Sales and Marketing Expenses	1,118,987	1,060,316	903,112	1,112,762	1,903,044	1,381,869	1,431,227
Research and Development Expense	1,220,174	1,159,666	691,426	641,125	890,093	623,583	995,378
General and Administrative Expense	1,095,352	1,168,276	741,820	685,675	922,495	639,198	769,654
Loss from operations	1,320,999	1,463,342	608,779	80,027	1,002,215	697,571	560,154
Other Income and (Expenses)	(8,070)	(102,168)	(81,141)	(72,701)	(148,228)	(56,409)	(234,105)
Net Loss	$1,329,069	$1,565,510	$655,852	$152,728	$1,150,443	$753,980	$794,259
Net loss per share, basic & diluted	$0.23	$0.25	$0.09	$0.02	$0.09	$0.06	$0.06

Weighted average share outstanding, basic & diluted	5,877,492	6,263,920	7,344,280	9,364,650	12,853,452	12,608,561	13,600,762
Balance Sheet Data:
Cash & Cash Equivalents	$636,932	$177,586	$195,249	$245,795	$2,058,929	$2,320,742	$625,639
Working Capital	(83,165)	(156,171)	17,505	50,060	2,020,628	2,062,223	36,694
Total Assets	1,830,585	1,139,618	1,175,722	1,180,270	4,187,059	4,047,455	3,128,486
Long-term Liabilities	34,231	487,865	733,555	597,505	2,337,345	1,961,687	1,224,033
Total Liabilities	1,593,512	1,619,032	1,748,788	1,612,082	4,065,826	3,587,102	3,785,651
Accumulated Deficit	4,449,353	6,014,863	6,670,715	6,823,443	7,973,886	7,577,423	8,768,145
Shareholders’ Equity (Deficit)	237,073	(479,414)	(573,066)	(431,812)	121,233	460,353	(657,165)

(1)           On March 28, 2001, the Company completed a merger with Time America, Inc. which was accounted for as a pooling of interests. Pursuant to the terms of the Merger Agreement, Time America Inc. merged with and into the Company’s wholly owned subsidiary, Vitrix Incorporated, with Vitrix Incorporated continuing as the surviving corporation. In connection with the acquisition, the Company’s shareholders approved a proposal effecting a 1-for-10 reverse stock split. The above selected and summary consolidated financial data for the fiscal years ended June 30, 2000 and 2001 are based on the assumption that the companies were combined for the full fiscal year.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the small business issuer according to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

LEGAL MATTERS

Certain legal matters have been passed upon for us by Squire, Sanders & Dempsey L.L.P., Phoenix, Arizona.

EXPERTS

Our consolidated financial statements included in our Annual Report on Form l0-KSB for the fiscal years ended June 30, 2004 and 2003 have been audited by Semple & Cooper LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements have been incorporated herein by reference, in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

INFORMATION WITH RESPECT TO THE REGISTRANT

This prospectus is being delivered with a copy of our Form l0-KSB for the fiscal year ended June 30, 2004, and
Form 10-QSB for the period ended March 31, 2005.

PART II TO FORM S-2

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.                OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth our estimated costs and expenses in connection with the offering other than commissions and discounts, if any.

SEC Registration Fee	$221.12
Legal Fees and Expenses	$7,500.00
Accounting Fees and Expenses	$3,000.00
Printing and Engraving Expenses	$5,000.00
Miscellaneous	$5,000.00
Total	$20,721.12

ITEM 15.                INDEMNIFICATION OF DIRECTORS AND OFFICERS

Articles 11 and 12 of our Articles of Incorporation provide as follows:

1.             To the fullest extent permitted by the laws of the State of Nevada, as the same exist or may hereinafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, provided, however, that nothing contained herein shall eliminate or limit the liability of a director or officer of the Corporation to the extent provided by applicable laws(i) for acts or omissions which involve intentional misconduct, fraud or knowing violation of law or (ii) for authorizing the payment of dividends in violation of Nevada Revised Statutes Section 78.300. The limitation of liability provided herein shall continue after a director or officer has ceased to occupy such position as to acts or omissions occurring during such director’s or officer’s term or terms of office. No repeal, amendment or modification of this Article, whether direct or indirect, shall eliminate or reduce its effect with respect to any act or omission of a director or officer of the Corporation occurring prior to such repeal, amendment or modification.

2.             The Corporation shall indemnify, defend and hold harmless any person who incurs expenses, claims, damages or liability by reason of the fact that he or she is, or was, an officer, director, employee or agent of the Corporation, to the fullest extent allowed under Nevada law.

ITEM 16.                EXHIBITS

Exhibit Number	Description	Method of Filing

5.l	Opinion re: legality of the securities	Filed herein

10.1	Security Agreement, dated June 23, 2005, among Time America, Inc., a Nevada corporation, Time America, Inc., an Arizona corporation, and Laurus Master Fund, Ltd.	Filed herein

10.2	Secured Convertible Minimum Borrowing Note, dated June 23, 2005, between Time America, Inc., a Nevada corporation, and Laurus Master Fund, Ltd.	Filed herein

10.3	Secured Revolving Note, dated June 23, 2005, between Time America, Inc., a Nevada corporation, and Laurus Master Fund, Ltd.	Filed herein

10.4	Common Stock Purchase Warrant, dated June 23, 2005, issued to Laurus Master Fund, Ltd.	Filed herein

10.5	Registration Rights Agreement, dated June 23, 2005, between Time America, Inc., a Nevada corporation, and Laurus Master Fund, Ltd.	Filed herein

10.6

Amended and Restated Subordination Agreement, dated June 23, 2005, among Time America, Inc., a Nevada corporation, Time America, Inc., an Arizona corporation, Laurus Master Fund, Ltd. and Joseph and Frances Simek

Filed herein

10.7	Amended and Restated Stock Pledge Agreement, dated June 23, 2005, between Time America, Inc., a Nevada corporation, and Laurus Master Fund, Ltd.	Filed herein

10.8	Amendment, dated June 23, 2005, to Secured Convertible Term Note dated March 22, 2004, between Time America, Inc., a Nevada corporation, and Laurus Master Fund, Ltd.	Filed herein

10.9	Grant of Security Interest in Patents and Trademarks, dated June 23, 2005, issued by Time America, Inc., a Nevada corporation, in favor of Laurus Master Fund, Ltd.	Filed herein

23.l	Consent of Independent Auditors	Filed Herein

23.2	Consent of Squire, Sanders & Dempsey L.L.P.	Included in Exhibit 5.1

24	Powers of Attorney	Included in Signature Page

ITEM 17.                UNDERTAKINGS

1.             The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement,

(a)           To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(b)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; provided, however, that paragraphs (a) and (b) shall not apply if such information is contained in periodic reports filed by the registrant under Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference into this Registration Statement.

(c)           To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.             The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.             The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

4.             The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report under Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference into this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.                                       The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished under and meeting the requirements of Rule l4a-3 or Rule l4c-3 under the Securities Exchange Act of 1934, as amended; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

6.                                       Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the undersigned registrant according the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale, State of Arizona, on July 22, 2005.

TIME AMERICA, INC.

By:	/s/ THOMAS S. BEDNARIK
Thomas S. Bednarik,
President and Chief Executive Officer

By:	/s/ CRAIG J. SMITH
Craig J. Smith,
Chief Financial Officer
(Principal Financial and Accounting Officer)

In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature		Title	Date

	/s/ THOMAS S. BEDNARIK	President, Chief Executive Officer and Director
	Thomas S. Bednarik	(Principal Executive Officer)	July 22, 2005

	/s/ CRAIG J. SMITH	Chief Financial Officer (Principal Financial and
	Craig J. Smith	Accounting Officer)	July 22, 2005

	*	Chairman of the Board	July 22, 2005
Todd P. Belfer

	*	Director	July 22, 2005
Lise M. Lambert

	*	Director	July 22, 2005
Robert W. Zimmerman

	*	Director	July 22, 2005
Robert J. Novak

* By:	/s/ THOMAS S. BEDNARIK
Thomas S. Bednarik, Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description	Method of Filing

5.l	Opinion re: legality of the securities	Filed herein

10.1	Security Agreement, dated June 23, 2005, among Time America, Inc., a Nevada corporation, Time America, Inc., an Arizona corporation, and Laurus Master Fund, Ltd.	Filed herein

10.2	Secured Convertible Minimum Borrowing Note, dated June 23, 2005, between Time America, Inc., a Nevada corporation, and Laurus Master Fund, Ltd.	Filed herein

10.3	Secured Revolving Note, dated June 23, 2005, between Time America, Inc., a Nevada corporation, and Laurus Master Fund, Ltd.	Filed herein

10.4	Common Stock Purchase Warrant, dated June 23, 2005, issued to Laurus Master Fund, Ltd.	Filed herein

10.5	Registration Rights Agreement, dated June 23, 2005, between Time America, Inc., a Nevada corporation, and Laurus Master Fund, Ltd.	Filed herein

10.6

Amended and Restated Subordination Agreement, dated June 23, 2005, among Time America, Inc., a Nevada corporation, Time America, Inc., an Arizona corporation, Laurus Master Fund, Ltd. and Joseph and Frances Simek

Filed herein

10.7	Amended and Restated Stock Pledge Agreement, dated June 23, 2005, between Time America, Inc., a Nevada corporation, and Laurus Master Fund, Ltd.	Filed herein

10.8	Amendment, dated June 23, 2005, to Secured Convertible Term Note dated March 22, 2004, between Time America, Inc., a Nevada corporation, and Laurus Master Fund, Ltd.	Filed herein

10.9	Grant of Security Interest in Patents and Trademarks, dated June 23, 2005, issued by Time America, Inc., a Nevada corporation, in favor of Laurus Master Fund, Ltd.	Filed herein

23.l	Consent of Independent Auditors	Filed Herein

23.2	Consent of Squire, Sanders & Dempsey L.L.P.	Included in Exhibit 5.1

24	Powers of Attorney	Included in Signature Page